UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Genco Shipping & Trading Limited

(Name of Subject Company (Issuer))

4 Dragon Merger Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

Diana Shipping Inc.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

Y2685T131

(CUSIP Number of Class of Securities)

Mr. Ioannis Zafirakis

Pendelis 16, Palaio Faliro

Athens, Greece J3, 175 64

30-210-947-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Philip Richter Warren de Wied Colum Weiden Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York, 10004 (212) 859-8000	Edward S. Horton Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 13 (this “Amendment”) to the Schedule 13D filed by Diana Shipping Inc. (the Parent of the Offeror), on July 17, 2025 (and amended on July 31, 2025, September 30, 2025, November 24, 2025, January 13, 2026, January 16, 2026, March 10, 2026, March 23, 2026, April 13, 2026, May 4, 2026, May 7, 2026, May 12, 2026, and May 18, 2026) in respect of the Common Shares of the Company. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. This Amendment amends the disclosures in the text of Items 3, 4, 5 and 6 to update information about the Reporting Persons.

CUSIP No. Y2685T131
1	NAMES OF REPORTING PERSONS Diana Shipping Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARSHALL ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,264,548.0
	8	SHARED VOTING POWER 0.0
	9	SOLE DISPOSITIVE POWER 6,264,548.0
	10	SHARED DISPOSITIVE POWER 0.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,264,548.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 All reported shares are owned by Diana Shipping Inc. 4 Dragon Merger Sub Inc. is a wholly-owned subsidiary of Diana Shipping Inc. Calculated based on 43,577,051 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of May 6, 2026, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

CUSIP No. Y2685T131
1	NAMES OF REPORTING PERSONS 4 Dragon Merger Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARSHALL ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0.0
	8	SHARED VOTING POWER 0.0
	9	SOLE DISPOSITIVE POWER 6,264,548.0
	10	SHARED DISPOSITIVE POWER 0.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,264,548.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2 All reported shares are owned by Diana Shipping Inc. 4 Dragon Merger Sub Inc. is a wholly-owned subsidiary of Diana Shipping Inc. Calculated based on 43,577,051 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of May 6, 2026, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The Reporting Persons are filing this Amendment No. 13 to report that, in light of the Reporting Persons’ view that the Shares are trading at inflated prices, the Reporting Persons have decided to sell a portion of the Shares held by them and realize a profit on such sales. In that connection, the Reporting Persons have sold 40,000 Shares held by the Reporting Persons. The Reporting Persons currently intend to retain a significant ownership stake in the Issuer and to use the proceeds of its sales of Shares, along with the committed financing they have obtained, to fund their proposed acquisition of the Issuer if the Issuer is prepared to enter into a transaction with the Reporting Persons. Depending on the trading price of the Shares, the Reporting Persons’ continuing assessments of the Issuer’s willingness to enter into a transaction with the Reporting Persons, and the Issuer’s business and prospects, the Reporting Persons may dispose of all or a portion of the remaining Shares of common stock held by them.

Item 5.	Interest in Securities of Issuer

Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Persons may be deemed to beneficially own 6,264,548 Shares, constituting approximately 14.4% of the total outstanding Shares of the Issuer. This percentage is based on an aggregate of 43,577,701 Shares outstanding as of May 6, 2026, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 and filed with the SEC on May 6, 2026.

(b)	As of the date of this filing, the Reporting Persons have the sole power to vote or direct the vote of 6,264,548 Shares.

(c)	Except for the following transactions, the Reporting Persons did not engage in any transaction during the last 60 days involving Shares of the Issuer.

Date of Transaction	Transaction Type	Number of Shares of Common Stock Sold	Maximum Price per Share	Minimum Price per Share	Average Price per Share
May 18, 2026	Open Market Sale	20,000.0	$24.485	$24.45	$24.45
May 18, 2026	Open Market Sale	20,000.0	$24.58	$24.45	$24.49

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The description set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on May 4, 2026 (as it may be further amended or supplemented from time to time, the “Schedule TO”), with respect to the cash tender offer (the “Offer”) made by 4 Dragon Merger Sub Inc., a corporation organized under the laws of the Marshall Islands (“Purchaser”) and a direct wholly-owned subsidiary of Diana Shipping Inc., a corporation organized under the laws of the Marshall Islands (“Diana”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares”), of Genco Shipping & Trading Limited, a corporation organized under the laws of the Marshall Islands (“Genco”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as amended by that First Amendment, dated November 10, 2025, and as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as Rights Agent), other than Shares held in treasury by Genco, at $23.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase or the Schedule TO, as applicable. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 11.

1.	The information set forth in the Offer to Purchase under Section 9—“Certain Information Concerning Diana and the Purchaser” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the sixth (6th) paragraph under the heading “The Purchaser” and adding the following paragraph in its place:

“Diana beneficially owns, as of May 19, 2026, 6,264,548 Common Shares, representing approximately 14.4% of Genco’s outstanding Common Shares (based on 43,577,701 Common Shares outstanding as of May 6, 2026, as reported in the Genco Form 10-Q), all of which were acquired in ordinary open market transactions. On May 14, 2026, Diana sold 58,603 Common Shares in open market transactions. On May 15, 2026, Diana sold 50,000 Common Shares in open market transactions. On May 18, 2026, Diana sold 40,000 Common Shares in open market transactions. Purchaser has not effected any transaction in securities of Genco in the past 60 days. The Purchaser was formed for the purposes of acquiring the Shares and has not engaged in any other business.”

2.	The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the paragraph under the heading “What percentage of Shares does Diana currently own?” and adding the following paragraph in its place:

“Diana beneficially owns, as of May 19, 2026, 6,264,548 Common Shares, representing approximately 14.4% of Genco’s outstanding Common Shares (based on 43,577,701 Common Shares outstanding as of May 6, 2026, as reported in the Genco Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 (the “Genco Form 10-Q”)), all of which were acquired in open market transactions. On May 14, 2026, Diana sold 58,603 Common Shares in open market transactions. On May 15, 2026, Diana sold 50,000 Common Shares in open market transactions. On May 18, 2026, Diana sold 40,000 Common Shares in open market transactions.”

3.	The information set forth in the Offer to Purchase under the heading “Introduction” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the seventh (7th) full paragraph and adding the following paragraph in its place:

“There were 43,577,701 Common Shares outstanding as of May 6, 2026, as set forth in the Genco Form 10-Q. As of May 19, 2026, Diana beneficially owns 6,264,548 Common Shares which, based on the information set forth in the Genco Form 10-K and Genco Form 10-Q including regarding outstanding stock options (assuming a weighted-average exercise price of $9.91 per Share), restricted stock unit and performance based-vesting restricted stock unit awards in respect of the Common Shares (and assuming none of the Rights have been exercised), represents approximately 14.1% of the total Shares on a fully diluted basis (which includes all Common Shares issuable upon the exercise, conversion, exchange or settlement of any options, rights, awards or securities that are exercisable for, settled in or convertible into Common Shares then outstanding regardless of whether or not then vested, convertible or exercisable).”

4.	The information set forth in the Offer to Purchase under Section 11—“Background of the Offer; Other Transactions with Genco” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end:

“On May 18, 2026, Diana sold 40,000 Common Shares in open market transactions. On May 19, 2026, Diana filed an amendment to its Schedule 13D with the SEC disclosing that Diana was the beneficial owner of 6,264,548 Common Shares, representing approximately 14.4% of Genco’s outstanding Common Shares (based on 43,577,701 Common Shares outstanding as of May 6, 2026, as reported in the Genco Form 10-Q).”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description
(a)(5)(E)	Investor Presentation of Diana Shipping Inc., dated as of May 2026.

(a)(5)(F)	Press Release of Diana Shipping Inc., dated May 19, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2026

DIANA SHIPPING INC.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	President

4 DRAGON MERGER SUB INC.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	Secretary